Exhibit (n)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Pomona Investment Fund:

We consent to the use of our report incorporated by reference in the registration statement on Form N-2 of Pomona Investment Fund our report dated May 30, 2018, with respect to the consolidated statement of assets and liabilities of Pomona Investment Fund, including the consolidated schedule of investments, as of March 31, 2018, and the related consolidated statements of operations and cash flows for the year then ended, and the consolidated statements of changes in shareholders’ capital for each of the years in the two year period then ended and the related notes and the financial highlights for each of the years or periods in the three year period then ended and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in the Registration Statement on Form N-2.

/s/ KPMG LLP

New York, New York
July 13, 2018